The Board of Directors and Stockholders
StrandTek International, Inc. and Subsidiaries


                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------


We have audited the accompanying consolidated balance sheets of StrandTek International, Inc. and Subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of loss, changes in capital deficiency, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with United States of America generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of StrandTek International, Inc. and Subsidiaries as of September 30, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with United States of America generally accepted accounting principles.

/s/ HARPER, VAN SCOIK & COMPANY, LLP

December 11, 2000

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                          September 30, 2000 and 1999

                                            Assets
                                            ------
                                                                        2000                1999
                                                               ---------------     ---------------
Current assets:
   Cash                                                          $    97,900         $    19,620
   Accounts receivable, trade, net of allowance for
      doubtful accounts of $67,050 and $33,500
      in 2000 and 1999, respectively                               1,313,360             472,476
   Other accounts receivable                                          56,295             185,188
   Inventory:
      Raw materials                                                  414,327             321,146
      Finished goods                                                 326,912             176,854
      Pallet and box supplies                                              -              61,493
   Prepaid expenses                                                   23,149              12,908
                                                               ---------------     ---------------

         Total current assets                                      2,231,943           1,249,685


Equipment and leasehold improvements:
   Manufacturing equipment                                         8,296,226           2,920,505
   Plant equipment                                                   881,250             235,961
   Office equipment                                                  299,774             151,134
   Leasehold improvements                                          1,840,258             950,803
                                                               ---------------     ---------------

                                                                  11,317,508           4,258,403
   Less accumulated depreciation                                     734,009             242,505
                                                               ---------------     ---------------

         Net equipment                                            10,583,499           4,015,898

Other assets:
   Manufacturing equipment - idle                                    168,293             381,093
   Deposits                                                           70,882              66,152
   Note receivable                                                    45,000                   -
   Loan costs net of $63,757 and $31,157 accumulated
      amortization in 2000 and 1999, respectively                     76,413              44,013
   Technology costs net of $10,000 accumulated
      amortization in 1999                                                 -              50,000
                                                               ---------------     ---------------

         Total other assets                                          360,588             541,258
                                                               ---------------     ---------------

         Total assets                                            $13,176,030         $ 5,806,841
                                                               ===============     ===============



                See Notes to Consolidated Financial Statements.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                          September 30, 2000 and 1999

                               Liabilities and Capital Deficiency
                               ----------------------------------
                                                                         2000                1999
                                                               ----------------    ----------------
Current liabilities:
   Accounts payable                                              $  3,708,782        $  1,986,600
   Accrued payroll and related liabilities                            270,303             185,898
   Accrued expenses                                                    52,911              51,526
   Interest payable - stockholder                                     389,928              70,767
   Interest payable - other                                            84,090              37,953
   Revolving line of credit                                         1,030,131             399,631
   Stockholder demand note                                                  -             300,000
   Stockholder lines of credit                                     10,129,797                   -
   Current portion of long-term debt with bank                      1,991,069           1,060,307
   Current portion of long-term notes
      payable to stockholders                                          12,506           1,452,156
                                                               ----------------    ----------------

         Total current liabilities                                 17,669,517           5,544,838

Long-term debt with bank, net of current portion                    7,007,014           3,313,223
Long-term notes payable to stockholders, net
   of current portion                                                       -           6,045,885
                                                               ----------------    ----------------

         Total liabilities                                         24,676,531          14,903,946


Capital deficiency:
   Common stock, $.0001 par value,
      200,000,000 shares in 2000 and 100,000,000 shares
      in 1999 authorized, 128,681,942 in 2000 and
      38,841,421 in 1999 issued and outstanding                        12,867               3,883
   Additional paid-in capital                                       9,575,829           2,226,811
   Accumulated deficit                                            (21,089,197)        (11,327,799)
                                                               ----------------    ----------------

         Total capital deficiency                                 (11,500,501)         (9,097,105)
                                                               ----------------    ----------------


         Total liabilities and capital deficiency                $ 13,176,030        $  5,806,841
                                                               ================    ================


                See Notes to Consolidated Financial Statements.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF LOSS
                    Years ended September 30, 2000 and 1999

                                                         2000           1999
                                                      ----------     ----------

Net sales                                             $3,719,942     $2,349,400

Cost of sales                                          4,093,596      2,213,005
                                                      ----------     ----------

Gross (loss) profit                                     (373,654)       136,395

Operating expenses:
   General and administrative                          5,302,849      2,706,019
   Selling expenses                                      344,427      1,880,416
   Research and development                            1,743,348        228,125
   Depreciation and amortization                         524,315        241,292
   Interest expense                                    1,250,970        634,017
   Loss on disposition of manufacturing equipment        221,835              -
                                                      ----------     ----------

         Total operating expenses                      9,387,744      5,689,869
                                                      ----------     ----------

Net loss                                              $9,761,398     $5,553,474
                                                      ==========     ==========

Basic and diluted loss per share                      $     0.10     $     0.17
                                                      ==========     ==========

                See Notes to Consolidated Financial Statements.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL DEFICIENCY
                   For the years September 30, 2000 and 1999



                                           Shares Issued                        Additional
                                                and               Common         Paid-In          Accumulated
                                            Outstanding           Stock          Capital            Deficit               Total
                                            ------------       ------------    ------------       ------------        ------------
Balance at October 1, 1998                    20,909,005       $      2,090    $  2,121,011       $ (5,774,325)       $ (3,651,224)

Shares issued to stockholders
   for loans and loan guarantees              17,932,416              1,793         105,800                  -             107,593

Net loss                                               -                  -               -         (5,553,474)         (5,553,474)
                                            ------------       ------------    ------------       ------------        ------------
Balance at
   September 30, 1999                         38,841,421              3,883       2,226,811        (11,327,799)         (9,097,105)

Shares issued to stockholders
   for loans and loan guarantees              38,952,763              3,895         229,821                  -             233,716

Warrants exercised                            50,887,758              5,089       7,119,197                  -           7,124,286

Net loss                                               -                  -               -         (9,761,398)         (9,761,398)
                                            ------------       ------------    ------------       ------------        ------------
Balance at
   September 30, 2000                        128,681,942       $     12,867    $  9,575,829       $(21,089,197)       $(11,500,501)
                                            ============       ============    ============       ============        ============

                See Notes to Consolidated Financial Statements.

                STRANDTEK INTERNATIONAL, INC.  AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Years ended September 30, 2000 and 1999

                                                                          2000                    1999
                                                                       -----------             -----------
Cash flows from operating activities:
   Net loss                                                            $(9,761,398)            $(5,553,474)
   Adjustments to reconcile net loss to
      net cash provided by operations:
         Depreciation and amortization                                     524,315                 241,292
         Loss on disposition of assets                                     221,835                       -
         Provision for bad debts                                            33,550                       -
         Write off technology purchased                                     50,000                       -
         Stock issued for compensation                                     233,717                 107,593
         Cash provided (used) due to changes in assets
            and liabilities
               Increase in accounts receivable                            (874,433)               (212,866)
               Decrease (Increase) in other accounts receivable            128,893                (172,002)
               Increase in prepaid assets                                  (10,242)                 (8,538)
               Increase in inventory                                      (181,746)               (261,037)
               Increase in notes receivable                                (45,000)                      -
               Increase in deposits                                         (4,730)                (55,617)
               Increase in accounts payable                              1,722,181               1,470,246
               Increase in payroll related liabilities                      84,405                 149,860
               Increase in interest payable                                365,298                  66,102
               Increase in accrued expenses                                  1,385                  40,483
                                                                       -----------             -----------

         Total cash used by operating activities                        (7,511,970)             (4,187,958)

Cash flows from investing activities:
   Purchase of equipment                                                (7,179,932)             (3,397,564)
   Purchase of technology                                                        -                 (60,000)
   Disposal of equipment                                                   111,579                  29,577
                                                                       -----------             -----------

         Total cash used for investing activities                       (7,068,353)             (3,427,987)

Cash flows from financing activities:
   Repayments of long-term debt with bank                               (1,031,864)               (636,887)
   Costs to obtain financing                                               (65,000)                (30,602)
   Net addition to revolving note                                          630,500                  60,500
   Proceeds from long-term bank debt                                     5,623,589               3,010,861
   Net proceeds on stockholders' lines of credit                         7,912,453                       -
   Proceeds from stockholders loans                                              -               5,252,705
   Repayment of stockholder loans                                                -                 (21,212)
   Warrants exercised                                                    1,588,925                       -
                                                                       -----------             -----------

         Total cash provided by financing activities                    14,658,603               7,635,365
                                                                       -----------             -----------

Net increase in cash                                                        78,280                  19,420

Cash, beginning of year                                                     19,620                     200
                                                                       -----------             -----------

Cash, end of year                                                      $    97,900             $    19,620
                                                                       ===========             ===========
Supplemental cash flow disclosures
   Interest paid                                                       $   885,672             $   567,914
                                                                       ===========             ===========
   Taxes paid                                                          $         -             $         -
                                                                       ===========             ===========
   Stockholder debt converted to common stock as a
    result of warrant exercise                                         $ 5,535,361             $         -
                                                                       ===========             ===========

                See Notes to Consolidated Financial Statements.

                STRANDTEK INTERNATIONAL, INC.  AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2000 and 1999

1.   Summary of Significant Accounting Policies
     ------------------------------------------

          In March 1996, Synthetic Blood and Medical Technologies, Inc. ("SBMT") completed a reverse acquisition with RFI Recycled Fibre Industries, Inc. (a Florida corporation) ("RFI Florida"), and RFI Florida became a wholly owned subsidiary of SBMT. Simultaneous with the consummation of the acquisition, SBMT changed its name to RFI Recycled Fibre Industries, Inc. (a Delaware corporation) ("RFI Delaware"). Effective October 27, 1998 RFI Delaware and RFI Florida changed their names to StrandTek International, Inc. ("STI Delaware") and StrandTek International, Inc. ("STI Florida"). In January 1999, STI Delaware purchased 51% of the capital stock of Enviro Watch Responder Systems U.S.A., Inc., (a Washington corporation) for $15,787. Effective June 1999, Enviro Watch Responder Systems U.S.A., Inc. changed its name to StrandTek West, Inc. (STI West).

          The consolidated financial statements include the accounts of STI Delaware, STI Florida and STI West (known collectively as the "Company"). All significant intercompany transactions, balances and profits have been eliminated in consolidation. The purchase of STI West resulted in approximately $65,000 of goodwill recognized in consolidation. The Company determined the goodwill had no value, and it was fully amortized in consolidation at September 30, 1999.

          The Company has developed meltblown technology for the production of synthetic fibers and fibrous webs to be used as thermal and acoustical insulation. In April 1997, the Company began production of the thermal and acoustical insulation products. The Company's largest customer

                STRANDTEK INTERNATIONAL, INC.  AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2000 and 1999

     group for this product is in the appliance industry. The Company has been developing products for the automotive industry. Production of automotive industry products began in June 1999.

          Accounts Receivable - Management evaluates accounts receivable on a
          -------------------
     monthly basis and records any necessary allowance for doubtful accounts.

          Manufacturing Equipment - Equipment is recorded at cost. Depreciation
          -----------------------
     is computed using the straight-line method for financial reporting and accelerated methods for income tax reporting purposes. The estimated useful lives of the assets subject to depreciation range from five to ten years. Depreciation expense is $491,714 and $145,460 in 2000 and 1999, respectively. The Company periodically reviews all significant assets for impairment of value and makes adjustments as necessary.

          While under construction, the Company capitalizes certain labor costs and interest expense as part of the costs incurred to build manufacturing production lines. Labor capitalized in 2000 and 1999, was $2,720,455 and $163,000, respectively. Interest capitalized in 2000 and 1999 was $226,896 and $67,904, respectively.

          Manufacturing equipment - Idle - Represents equipment purchased from
          ------------------------------
     another non-affiliated corporation to be used in a future polyester manufacturing line. The Company is not currently developing this line. No impairment of value is expected.

          Inventory - Inventory is valued at the lower of cost (average cost) or
          ---------
     market. Inventory includes direct materials, direct labor, and an allocation of overhead costs.

                STRANDTEK INTERNATIONAL, INC.  AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2000 and 1999

          Loan Costs - Loan costs are amortized over the life of the loan.
          ----------

                STRANDTEK INTERNATIONAL, INC.  AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2000 and 1999

1.   Summary of Significant Accounting Policies (Continued)
     ------------------------------------------------------

          Income Taxes - The Company utilizes an asset and liability approach to
          ------------
     financial accounting and reporting for income taxes. The difference between the financial and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense (benefit) is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax assets and liabilities.

          Research and Development Costs - Research and development costs are
          ------------------------------
     charged to expense as incurred.

          Estimates - The preparation of financial statements in conformity with
          ---------
     generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Recent Pronouncements - In June 1998, the Financial Accounting
          ---------------------
     Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to recognize all derivatives as assets or liabilities measured at their fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and whether it qualifies for hedge accounting. Although the impact of this statement has not been fully assessed, the Company believes adoption of this statement, which will occur by September 2000, will not have a material financial statement impact.

          In July 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement established standards for reporting comprehensive income in the financial statements. Although the impact of this statement has not been fully assessed, the Company believes adoption of this statement, which will occur by September 1999, will not have a material financial statement impact.

          In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosure about Pension and Other Postretirement Benefits." This statement revises employers' disclosures about pensions and other postretirement benefit plans. Although the impact of this statement has not been fully assessed, the Company believes adoption of this statement, which will occur by September 1999, will not have a material financial statement impact.

          The Company believes the adoption of these standards will not have a material impact on the Company's financial statements.

                STRANDTEK INTERNATIONAL, INC.  AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2000 and 1999

2.   Industry and Customer Concentrations
     ------------------------------------

          The Company's products are sold to various manufacturing customers in the appliance and automotive industry. In the September 30, 2000 fiscal year, 63% of sales and 47% of trade receivables were with three customers. In 1999, 71% of sales and 70% of accounts receivable were with two customers.

3.   Loss on Disposition of Manufacturing Equipment
     ----------------------------------------------

          In 2000, the Company sold various pieces of previously purchased used equipment for a loss of $221,835.

4.   Long-Term Debt
     --------------

          Long-term debt at September 30, 2000 and 1999, is summarized as follows:

                                                                      2000             1999
                                                                ----------       ----------
     Consolidating term note for $900,000 dated July 31
       1996 with bank. Interest rate is variable and is
       bank's prime (9.5%) plus 1%. Interest only payments
       due monthly from September 1, 1996 through August 1,
       1997. Equal monthly principal payments plus interest
       due September 1, 1997 through January 1, 2001, when
       any remaining balance is due in full. The payment
       terms listed above represent a modification of the
       original payment terms in force as of September 30,
       1996.                                                    $  225,000       $  450,000

     Supplemental term note for $600,000 dated March 5,
       1997 with bank. Interest rate is variable and is
       bank's prime (9.5%) plus 1%. Interest only payments
       due monthly from April 1, 1997 to August 1, 1997.
       Equal monthly principal payments plus interest due
       from September 1, 1997 to August 1, 2001, when any
       remaining balance is due in full.                           137,500          287,500

     Supplemental note No. 2 for $400,000 dated November 7,
       1997 with bank. Interest rate variable and is bank
       prime (9.5%). Equal monthly payments of principal
       and interest are due from December 1, 1997 to August
       1, 2001, when any remaining balance is due in full.         108,888          218,653

     Supplemental note No. 3 for $800,000 dated July 24,
       1998 with bank. Interest rate is variable and is
       bank prime (9.5%). Interest only payments due
       monthly from August 1, 1998 to July 1, 1999. Equal
       monthly principal payments plus interest are due
       from August 1, 1999 to July 1, 2003, when any
       remaining balance is due in full.                           566,662          766,666
                                                                ----------       ----------

Balance carried forward                                          1,038,050        1,722,819

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2000 and 1999



4.   Long-Term Debt (Continued)
     --------------------------

                                                                            2000             1999
                                                                          ---------        ---------
     Balance carried forward                                              1,038,050        1,722,819


     Supplemental note No. 4 for $600,000 dated November 24,
        1998 with bank.  Interest rate is variable and is
        bank prime (9.5%).  Equal monthly principal
        payments plus interest are due from December 1, 1998
        to July 1, 2003.                                                    446,700          534,300

     Supplemental note No. 5 for $2,000,000 dated May 27,
        1999 with bank. Interest rate is 2.25% over 30 day LIBOR,
        8.93%. Interest only payments due monthly from June 1,
        1999 to May 1, 2000.  Equal monthly principal payments
        plus interest are due from June 1, 2000 to May 1, 2004,
        when any remaining balance is due in full.                        1,833,333        1,876,411

     Supplemental note No. 6 for $2,500,000 dated February 10,
        2000 with bank. Interest rate is 2.25% over 30-day
        LIBOR, 8.88%. Interest only payments due monthly from
        March 1, 2000 to February 1, 2001.  Equal monthly
        principal payments plus interest are due from March 1,
        2001 to February 1, 2005, when any remaining balance is
        due in full.                                                      2,500,000                -

     Supplemental note No. 7 for $3,000,000 dated May 24,
        2000 with bank. Interest rate is 2.25% over 30-day
        LIBOR, 8.88%. Interest only payments due monthly from
        July 1, 2000 to June 1, 2001.  Equal monthly principal
        payments plus interest are due from July 1, 2001 to
        June 1, 2005, when any remaining balance is due in full.          3,000,000                -

     Unsecured $300,000 note payable to a corporation.
        Interest rate is 8%. Semi-annual installments of principal plus interest are due each June and December through
        September 30, 2001. This note is in default.                        180,000          240,000
                                                                        -----------       ----------

     Balance carried forward                                              8,998,083        4,373,530

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2000 and 1999


4.   Long-Term Debt (Continued)
     --------------------------

                                                                          2000            1999
                                                                        ---------       ---------
      Balance carried forward                                           8,998,083       4,373,530

      Unsecured notes payable to stockholders.  Variable
         monthly interest of bank prime (8.25%) plus 1%
         payable monthly for the first 12 months.  Equal
         monthly payments plus interest are due for the next
         48 months.  Maturity dates vary through September 30,
         2004.  Effective October 1, 2000, these notes were
         converted to lines of credit due on demand, except
         one shareholder note.                                             12,506       7,498,041
                                                                      -----------     -----------

                                                                        9,010,589      11,871,571
      Less current portion                                              2,003,575       2,512,463
                                                                      -----------     -----------

      Long-term debt, net of current portion                          $ 7,007,014     $ 9,359,108
                                                                      ===========     ===========

          On July 24, 1998, the Company obtained a line of credit with a bank for $700,000 which was reduced to $400,000 effective November, 1998. This line of credit is due on demand and had a balance of $399,631 at September 30, 1999. The note was paid in full in October 1999.

          Effective January 11, 2000, all stockholder long-term notes payable were converted to unsecured lines of credit. As of September 30, 2000, the total available on the lines of credit was $13,500,000 of which $10,129,797 was used. The interest rate is variable at prime (9.5% at September 30, 2000) plus 1%. Interest payments are due annually and the principal is due on demand.

          At September 30, 1999, the Company had a stockholder demand note payable for $300,000. The interest rate was bank prime (8.25%) plus 1%. Effective January 11, 2000, this note is included with the stockholder's unsecured line of credit to the Company.

          The Company also obtained an unsecured note payable for $300,000 in January 2000 from another company which shares common major stockholders. The interest rate is variable at prime (9.5%) plus 1%. Interest payments are due annually. The principal is due on demand.

          All of the notes with the bank are collateralized and cross-collateralized by all eligible assets of the Company, and five major stockholders have each personally guaranteed a portion of the debt outstanding with the bank.

          In return for the stockholders' personal guarantees and loans, they have received 2.5 shares of common stock and 2.5 A warrants for each dollar guaranteed or loaned to the Company.

4.   Long-Term Debt (Continued)
     --------------------------

          Interest paid for the fiscal years ending September 30, 2000 and 1999, was $885,672 and

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2000 and 1999



     $567,914, respectively, of which $226,896 (2000) and $67,904 (1999) was capitalized as a component of the manufacturing equipment.

          Future minimum annual maturities of long-term debt are summarized as follows:

            2002                                        $2,162,596
            2003                                         2,313,158
            2004                                         1,708,329
            2005                                           822,931
                                                        ----------

                                                        $7,007,014
                                                        ==========

          The long-term debt is made up entirely of variable rate loans with maturities of five years or less. Therefore, the fair value of these instruments approximates their book value.

          Subsequent to September 30, 2000, the Company has obtained additional advances of approximately $3,450,000 on stockholder lines of credit and additional bank loans of $2,650,000.

5.   Loss Per Share
     --------------

          Basic loss per common share was calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The following table reconciles the number of shares utilized in the loss per share calculations as of September 30, 2000 and 1999:

                                                                    2000           1999
                                                                -----------     -----------
            Net loss                                            $ 9,761,398     $ 5,553,474

            Basic and diluted loss per common share             $      0.10     $      0.17

            Weighted average number of
              common shares                                      96,202,869      32,748,092

          Warrants which could potentially dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been antidilutive for the periods presented.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2000 and 1999



6.   Related Party Transactions
     --------------------------

          Apptech provides consulting services to the Company, principally in the area of research and development. This agreement was terminated in 2000. The two key employees of Apptech have signed noncompetition and nondisclosure agreements. The Company paid Apptech approximately $250,000 and $273,000 as of September 30, 2000 and 1999, respectively, for these services. Apptech owns 340,762 shares of common stock of the Company. Apptech also owns 530,836 A warrants, 467,875 B warrants, 233,937 C warrants and 77,979 D warrants of the Company.

          The Company has an agreement with Regenex to provide consulting services regarding technical sales support. Regenex's sole employee was formerly with Apptech. The Company paid Regenex $30,000 for its services in 2000.

          Southern Management Services, Inc. ("SMSI"), provides accounting, marketing and some administrative services for the Company. Several SMSI stockholders also own significant amounts of common stock and warrants in the Company. The Company incurred approximately $360,000 and $180,000 for the years ended September 30, 2000 and 1999, respectively, for these services. SMSI allocated health insurance costs to the Company of $70,000 and $12,500 in 2000 and 1999, respectively. The Company also incurred approximately $97,000 and $65,000 in fees for other services provided by SMSI and two of its affiliates in 2000 and 1999, respectively.

          Certain major stockholders of the Company received $112,500 in each of 2000 and 1999 fiscal years for services provided to the Company.

          Included in accounts payable in 1999 is approximately $112,000 representing checks which had been released by the Company in anticipation of a stockholder loan to cover the amount. The loan was received subsequent to the 1999 year-end. See Note 4 for other stockholder loans and lines of credit information, and Note 7 for information on warrants of the Company issued in connection with loans and loan agreements.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2000 and 1999



7. Warrants
   --------

       As of September 30, 2000 and 1999 the Company had warrants outstanding that allow the holder to purchase common stock as follows:


                                             A                B               C               D
                                          Warrants         Warrants        Warrants       Warrants
                                        --------------   --------------  --------------  -----------
Warrants Authorized                      100,000,000        2,000,000       1,100,000        500,000
                                         ===========       ==========      ==========       ========

Warrants issued and outstanding           18,958,307        1,403,625         701,812        233,937
   at October 1, 1998
Warrants rescinded                           (20,000)               -               -              -
Warrants issued for stockholder
   loans and/or bank loan guarantees      17,932,416                -               -              -
Warrants issued as employee
   incentives                                600,000          300,000         300,000              -
                                         -----------       ----------      ----------       --------

Warrants issued and outstanding
   at September 30, 1999                  37,470,723        1,703,625       1,001,812        233,937
Warrants issued for stockholder
   loans and/or bank loan guarantees      38,952,763                -               -              -
Warrants exercised                       (50,887,758)               -               -              -
                                         -----------       ----------      ----------       --------

Warrants issued and outstanding
   at September 30, 2000                  25,535,728        1,703,625       1,001,812        233,937
                                         ===========        =========       =========        =======

Stated Conversion Price of Warrants
 into Common Stock                       $      0.41        $    0.81       $    1.22        $  1.62
                                         ===========        =========       =========        =======

   The warrants have various expiration dates from December 31, 2001 through February 14, 2005.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2000 and 1999

8. Income Taxes
   ------------

          The Company has cumulative net operating losses of approximately $21,300,000 and $11,350,000 at September 30, 2000 and 1999, respectively which are expected to provide future tax benefits of $7,200,000 and $3,850,000, respectively, for both federal and state purposes. A valuation allowance for the entire benefit has been recognized as it is not reasonable to estimate when or if the benefit will be realized. These tax benefits expire beginning in 2010 through 2015. No income taxes were paid in 2000 and 1999.


9. Employee Retirement Plan
   ------------------------

          Effective July 1, 1999, the Company adopted a defined contribution plan for its qualifying employees. The Company matches $.25 per dollar on the first 1% the employee contributes, and $.50 per dollar after the first 1% up to a maximum of 4% contributed by the employee. Contributions by the Company to the employee retirement plan were approximately $24,000 and $4,000 for the years ended September 30, 2000 and 1999, respectively.


10. Operating Lease Commitments
    ---------------------------

          The Company leases equipment under operating leases expiring at various dates through 2004. The Company leases building space under operating leases which expire in 2004 with a five-year renewal option.

          As of September 30, 2000, future annual lease payments under these leases are as follows:


                2001                           $171,369

                2002                            176,734

                2003                            171,105

                2004                             56,376
                                               --------
          Total lease commitments              $575,584
                                               ========

          The Company also leases some warehouse space under month-to-month terms and some warehouse space under annual terms. Lease expense under these leases for 2000 and 1999, was approximately $579,000 and $227,000, respectively.

          Subsequent to year end, the Company entered into a seven-year lease agreement for warehouse and office space, which is secured by a $125,000 letter of credit. The base rent ranges from approximately $294,000 to $351,000 per year.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2000 and 1999


11. Commitments and Contingencies
    -----------------------------

          The last 10QSB filed by STI Delaware was for March 31, 1990 and various filings of Forms 10QSB or 10KSB since that date are delinquent. The parent company, STI Delaware, was dormant until March, 1996.

          One major stockholder had committed to provide necessary operating loans to the Company and guarantee additional bank loans needed by the Company to complete the meltblown technology development, acquisition of manufacturing equipment, and to fund all reasonable working capital requirements. Additional bank borrowings will also be guaranteed by one major stockholder, at least through the September 30, 2001 fiscal year, if required by the banks. This stockholder will continue to receive through December 31, 2000, 2.5 shares of common stock and 2.5 A warrants for each dollar of new loan guarantees or new funding commitments. The Company's Board of Directors consistently assigned to each share of common stock issued under these arrangements a value of $.0059, and to each A warrant so issued a value of $.0001. After December 31, 2000, there will not be any additional stock or warrant compensation related to new loan guarantees or stockholder loans.

          As of December 31, 1999, the Company had internally committed to completing construction of two more manufacturing lines with total estimated costs of $2,626,000, for which costs of approximately $450,000 have been incurred. As of September 30, 2000, the Company has internally committed to completing construction of more manufacturing lines with total estimated costs of $5,150,000, for which costs of approximately $4,600,000 have been incurred and are included as an addition to manufacturing equipment.

          Subsequent to September 30, 2000 through the date of this report, the Company has issued 15,260,000 shares of common stock and 15,260,000 A warrants to major stockholders who have either guaranteed loans with the bank, or provided loans to the Company.

          The Company increased the authorized common stock to 200,000,000 the authorized A warrants to 100,000,000, and the authorized C warrants to 1,100,000, after September 30, 1999.


12. January 2000 Private Placement
    ------------------------------

          In January 2000, the Company issued a private placement memorandum to its Class A warrant holders. Each warrant holder was given the opportunity to purchase a share of Common Stock for $.14, plus the surrender of a Class A warrant. The warrants are otherwise convertible to Common Stock at an exercise price of $.41. Six directors of the Company elected to reduce the Company's obligations to them in lieu of paying in the $.14 per share exercise price to the extent of approximately $5,500,000. In addition, these six directors paid cash of approximately $1,600,000 to exercise their A warrants. In total, 50,887,758 A warrants were exercised and 50,887,758 shares of common stock were issued.